Fresh Harvest Products, Inc.

280 Madison Ave Suite 1005

New York, NY 10016

May 26, 2011

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Mail Stop 3561

Washington, DC  20549

Attention:

H. Christopher Owings, Assistant Director

Angie Kim, Staff Attorney

Catherine Brown, Staff Attorney

Re:

Fresh Harvest Products, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed March 10, 2011

File No. 000-51390

Ladies and Gentlemen:

Fresh Harvest Products, Inc. (the “Company”) confirms receipt of the letter dated April 7, 2011 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing.  We are responding to the Staff’s comments as set forth below.  The Staff’s comments are set forth below in bold, followed by the Company’s response.  The Company is filing an amended Preliminary Proxy Statement on Schedule 14A (the “Amended Proxy Statement”) with this response letter.

Preliminary Proxy Statement on Schedule 14A

General

Comment #1:

To the extent comments below also apply to your Annual Report on Form 10-K that we are concurrently reviewing, please revise your Form 10-K accordingly.

Response:

In accordance with the Staff’s comment, the Company has revised its Annual Report on Form 10-K for the fiscal year ended October 31, 2010 (the “Amended 10-K”), which the Company filed with the Commission on May 25, 2011.

The Purchase Price, page 2

Comment #2:

We note your disclosure that on March 2, 2011, you issued 150,000 shares of your Series A Preferred Stock to the Seller.  We also note that this is convertible into 15,000,000 shares of your common stock, which is the number of shares of common stock due to the Seller under the asset purchase agreement.  Please disclose whether the issuance of 150,000 shares of your Series A Preferred Stock to the Seller was in lieu of or in addition to the common stock to be issued to the Seller under the asset purchase agreement.  Please also file any agreement with the Seller governing the issuance of this preferred stock with your next current or periodic report or tell us why you are not required to do so.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended Proxy Statement.  Please see the first page of the Amended Proxy Statement.

The Company respectfully advises the Staff that the Company and the Seller did not enter into an agreement with respect to the issuance of the shares of Series A Preferred Stock referenced in the Staff’s comment.  The Company subsequently entered into a Settlement Agreement and Release with the Seller which was filed as an exhibit on May 4, 2011 to the Company’s Current Report on Form 8-K.

Proposal Two – To Ratify the Certificate of Designations, page 14

Conversion, page 14

Comment #3:

You disclose in Proposal Two that each share of Series A Preferred Stock will automatically be converted into shares of common stock at the then effective Conversion Rate for such share immediately upon your election, subject to the increase in the number of authorized shares of common stock.  If known, please disclose whether you expect to make this election immediately after the meeting, subject to approval of Proposal One.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended Proxy Statement.  Please see page 15 of the Amended Proxy Statement.

Business of the Company, page 26

History, page 30

Comment #4:

In the second paragraph under this heading, you disclose that you intend to make the required filings to complete the 2005 merger and that you are working diligently to remediate these issues.  Please disclose the steps necessary to complete the merger and remediate the related issues.  If known, please also disclose when you expect to complete the merger and resolve these issues.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended 10-K and the Amended Proxy Statement.  Please see pages 5, 12, 17 and 32 of the Amended 10-K and pages 8, 18, 37, F-6 of the Amended Proxy Statement.

Principal Holders of Voting Securities, page 33

Comment #5:

Please revise to include the shares of your Series A Preferred Stock or tell us why it is not appropriate for you to do so.

Response:

In accordance with the Staff’s comment, the Company has revised the Amended Proxy Statement.  Please see page 40 of the Amended Proxy Statement.

The Company acknowledges that:

■

the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

■

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

■

the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response satisfactorily responds to your request. Should you require further information, please contact our legal counsel Clayton Parker, Esq. at (305) 539-3306.

Very truly yours,

/s/ Michael Jordan Friedman

President and Chief Executive Officer